Exhibit No 99.1

For immediate release

M. JERRY PATAVA TO RETIRE FROM
FAIRMONT HOTELS & RESORTS INC.

TORONTO, August 31, 2004 — Fairmont Hotels & Resorts Inc. (“Fairmont” or the “Company”)(TSX/NYSE: FHR) announced that M. Jerry Patava, Executive Vice President and Chief Financial Officer, has decided to retire from Fairmont. Mr. Patava has agreed to continue in his role until January 1, 2005 in order to allow for an orderly transition period. During this time, Fairmont will be seeking to appoint a new CFO.

William R. Fatt, Fairmont’s Chief Executive Officer, said, “Jerry’s efforts have been critical to the continuing development of our Company. In 1990, Jerry joined Canadian Pacific Limited, Fairmont’s predecessor company, as Treasurer. In 1998, he became CFO of Fairmont, and has been instrumental to the Company during its most significant period of growth, including the successful launch as a public company. On behalf of everyone at Fairmont, I would like to express my sincere appreciation to Jerry for his many years of service to the Company.”

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 82 luxury and first-class properties with more than 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados and the United Arab Emirates. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 44 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 22 properties and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contact:	Emma Thompson
Executive Director Investor Relations
Tel: 416.874.2485
Email: investor@fairmont.com
Website: www.fairmont.com/investor